2003 Mid-Year Review Investor Relations - www.total.com Paris, September 3, 2003

Favorable 2003 oil market environment $/t 2002 2001 2003 16.9 13.8 3.6 12.4 24.9 High oil prices Sharp rebound in European refining margin early in the year Overall environment for Chemicals still depressed despite a modest but short-lived recovery in petrochemical margins during the first half Brent European refining margin (TRCV) $/b 2002 2001 2003 26.6 22.3 23.1 26.9 28.7 1/1/2001 2/1/2001 3/1/2001 4/1/2001 5/1/2001 6/1/2001 7/1/2001 8/1/2001 9/1/2001 10/1/2001 11/1/2001 12/1/2001 1/1/2002 2/1/2002 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 3/1/2003 4/1/2003 5/1/2003 6/1/2003 7/1/2003 8/1/2003 Est 25.56 27.45 24.42 25.66 28.48 27.83 24.58 25.74 25.6 20.5 18.9 18.68 19.48 20.22 23.73 25.7 25.3 24.1 25.8 26.7 28.4 27.6 24.1 28.7 31.3 32.7 30.5 24.9 25.7 27.5 28.4 29.76 Moyenne 26.6 26.6 26.6 26.6 26.6 26.6 22.3 22.3 22.3 22.3 22.3 22.3 23.1 23.1 23.1 23.1 23.1 23.1 26.9 26.9 26.9 26.9 26.9 26.9 28.7 28.7 28.7 28.7 28.7 28.7 ECHELLE 1/1/2001 2/1/2001 3/1/2001 4/1/2001 5/1/2001 6/1/2001 7/1/2001 8/1/2001 9/1/2001 10/1/2001 11/1/2001 12/1/2001 1/1/2002 2/1/2002 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 3/1/2003 4/1/2003 5/1/2003 6/1/2003 7/1/2003 8/1/2003 Est 10.9 12 22.5 28.9 18.9 8.4 11.4 9.3 18 23.6 12.3 8.3 5.55 1.22 0.39 2.5 4.9 7.2 6 6.8 13.1 16.6 19.4 12.4 15.5 34.1 47.4 25.8 14.7 12.5 14.1 14.9 Moyenne 16.9 16.9 16.9 16.9 16.9 16.9 13.8 13.8 13.8 13.8 13.8 13.8 3.6 3.6 3.6 3.6 3.6 3.6 12.4 12.4 12.4 12.4 12.4 12.4 24.9 24.9 24.9 24.9 24.9 24.9 ECHELLE 1

Like all major oil companies, Total is essentially in a dollar business Change in dollar vs euro +- 10% Change in operating income* +- 10% Change in net income* +- 10% &128;/$ 2002 2001 2003 0.90 0.89 0.90 0.99 1.10 * in the 2003 budget environment: &128;/$ = 1 ; Brent = 20 $/b ; TRCV = 12 $/t ; chemicals in mid-cycle The 18% decline in the dollar relative to the euro in 1H03 impacted results, expressed in euros, by the same magnitude Sharp decline in the dollar reflected in Total's euro-denominated accounts 1/1/2001 2/1/2001 3/1/2001 4/1/2001 5/1/2001 6/1/2001 7/1/2001 8/1/2001 9/1/2001 10/1/2001 11/1/2001 12/1/2001 1/1/2002 fev-02 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 3/1/2003 4/1/2003 5/1/2003 6/1/2003 7/1/2003 8/1/2003 Est 0.94 0.92 0.91 0.89 0.87 0.85 0.86 0.9 0.91 0.91 0.89 0.89 0.88 0.87 0.88 0.89 0.92 0.96 0.99 0.98 0.98 0.98 1 1.02 1.06 1.08 1.08 1.08 1.16 1.17 1.14 1.12 Moyenne 0.9 0.9 0.9 0.9 0.9 0.9 0.89 0.89 0.89 0.89 0.89 0.89 0.9 0.9 0.9 0.9 0.9 0.9 0.99 0.99 0.99 0.99 0.99 0.99 1.1 1.1 1.1 1.1 1.1 1.1 ECHELLE 0.8 0.8 0.8 0.8 1 1 1 1 1.2 1.2 1.2 1.2 0.8 1.2 1.0 2

First half 2003 results sharply higher Change 1H02 1H03 B&128; 1H02 1H03 Change B$** 6.86 5.28 +30% Operating income from business segments* 7.58 4.74 +60% 3.77 2.88 +31% Net operating income from business segments* 4.17 2.59 +61% 3.89 3.05 +27% Net income* 4.29 2.74 +57% 6.05 4.54 +33% Earnings per share* (&128;,$) 6.69 4.08 +64% 3 * excluding non-recurring items ** translated into dollars at the average &128;/$ exchange rate for the period

Strong first half 2003 performance for Total Higher hydrocarbon prices 5% production growth Sharp rebound in refining margins Ongoing self-help programs Depressed environment Divested paints business Implementing programs to improve performance 4.3 5.3 1H02 1H03 0.6 1.2 Operating income* (B&128;) 20% over the first half 2003 annualized 18% over the past 12 months Return on capital employed: (Group ROACE) * excluding non-recurring items 1H02 1H03 Upstream Downstream Chemicals 4 1H02 1H03 0.4 0.3

* on average over the period January 1, 2000 to June 30, 2003 ** excluding non-recurring items 2 4 6 1999 2000 2001 2002 5 6 1H00 2H00 1H01 2H01 1H02 2H02 1H03 Cash flow allocation since 2000 EPS** 10% &128; &128; EPS** + 74% Invest 9 B&128;/year* that fueled the highest growth among the majors Increase dividend payments substantially Reduce gearing from 50% to about 30% Repurchase 14% of share capital, taking advantage of: attractive market conditions interest rates at historic lows Dividend EPS** excluding impact of share buybacks 5 Cash flow from operations of 12 B&128;/year* and divestments of 4 B&128;/year* have allowed Total to:

EPS* competitive and less volatile relative to peers EPS* ($) * excluding non-recurring items source: data provided by companies Positive impacts of production growth, productivity / synergies programs, and share buybacks base 150 125 100 75 Total ExxonMobil BP RD Shell ChevronTexaco 1H00 2H00 1H01 2H01 1H02 2H02 1H03 6

Upstream

Pursuing sustained and profitable growth Hydrocarbon production 1H03 production growth: +5% Underlying growth + 5% OPEC quota impact + 2% Strikes in Venezuela - 1% Price effect (PSC, buy-backs) - 1% Upstream ROACE at 27% for the past 12 months* * calculated for the period July 1, 2002 to June 30, 2003 5% production growth target confirmed for 2003 95 100 105 110 115 120 2000 2001 2002 1H03 ChevronTexaco Shell ExxonMobil Total BP base 7

2 4 6 8 10 Controlling technical costs in a high-price environment average of the majors 2000-2002 00 01 02 = exploration costs + production costs + DD&A* $/boe ExxonMobil Total ChevronTexaco consolidated subsidiaries, FAS 69 * excluding non-recurring items The lowest technical costs among the majors in 2002 Shell BP 00 01 02 00 01 02 00 01 02 00 01 02 technical costs 8

Iran Balal 46.8% Nigeria Amenam 30.4% Bolivia San Antonio 15% Russia Kharyaga II 50% Production start-ups Angola Dalia 40% Trinidad Angostura 30% Norway Ekofisk area growth plan 40% UK Nuggets N4 100% Azerbaijan Shah Deniz 10% Projects launched Saudi Arabia Exploration 30% Kazakhstan Kashagan 20.4% * Canada Surmont 43.5% Pakistan PSC blocks G & H 40% Bolivia Ipati 80% New ventures and participations * stake increased from 16.7% to 20.4% pending finalization of agreements High level of activity year-to-date 2003 9

Exploration success year-to-date 2003 Finding costs* $/boe Total max min majors * consolidated subsidiaries, FAS 69 Maintain an ambitious but selective exploration and appraisal program (approx $ 750M / year) Exploration and appraisal Brunei Block B (37.5%) Deep horizon Nigeria OPL 222 (20%) Positive appraisal on Usan / Ukot Chinook (15%) Gulf of Mexico United States Kashagan (20.4%) Ongoing appraisal Kazakhstan Block 17 (40%) Acacia Hortensia Block 32 (30%) Gindungo Angola 10 West Franklin (46%) Discovery tied-in to Elgin Franklin United Kingdom 1 2 3 97-99 98-00 99-01 00-02

5% average annual production growth through 2007 confirmed



Mboe/d
3
2
1
+ 5% per year
2002
2003(e)
2004(e)
2005(e)
2006(e)
2007(e)

main start-ups

2003(e)–2005(e)	2006(e)–2007(e)
Amenam, Jasmim, Bonga	Dalia, Rosa, BBTL, Akpo
NC 137, NC 186	Ekofisk area growth, Forvie
Yucal Placer, San Antonio	Thyrians, Snøhvit, Kristin
Carina Aries, Block 2C	Kashagan, Shah Deniz
Matterhorn, Glenelg	Tempa Rossa, Dolphin
Skirne Byggve, Kvitebjorn	

2007(e) production



Asia
Middle East
Africa
Europe + CIS
Americas

Diversified portfolio of projects ensures future growth

11 Investor Relations - 30292

TOTAL

2008-2012 growth concentrated in high-potential areas Projects in Russia Continue exploration and development in the Caspian Sea CIS Expansion of existing facilities (Nigeria, Qatar) New projects (Iran, Angola, Bolivia) LNG Leverage Sincor success Position in Athabasca Heavy oil: Sincor and Athabasca Ongoing development (strong historical base and excellent geological knowledge) Several projects in negotiation or under study Middle East Many discoveries to develop (Angola, Nigeria, Libya...) Continue active exploration (West Africa and North Africa) Africa Development of large gas reserves (Bolivia, Argentina, Colombia, Venezuela) Latin America 12

Africa: strong production growth at competitive costs Reserve replacement costs* (2000-2002) Technical costs* (2002) 2002-2007 growth driven by large-scale projects Angola - Block 17: Dalia and Girassol satellites - Block 14: Benguela-Belize-Tomboco-Lobito Nigeria - Amenam, Bonga, Akpo Libya - NC 137 (Al Jurf), NC 186 Good visibility for continued growth beyond 2007 Further development of Block 17 Recent discoveries (OPL 222, Block 32, Block 31) other majors** (Worldwide) Total (Worldwide) Total (Africa) $/boe 2 4 6 * consolidated subsidiaries, FAS 69 ** ExxonMobil, Shell, BP, ChevronTexaco 2 4 6 8 10 $/boe 13 kboe/d + 50% 7 countries 0 250 500 750 1000 2002 2007(e) 1,000 Production in Africa for Total

Middle East: pursuing growth from a historically strong base Total: 2nd largest international producer in the Middle East 18% of Group's production Several ongoing developments Iran: Dorood Qatar: Al Khalij North, Qatargas, Dolphin Abu Dhabi: Dolphin Saudi Arabia: signed agreement for exploration in southern Rub Al-Khali Currently negotiating projects in Iran, Abu Dhabi, Qatar and Kuwait Iraq: projects studied, on hold Saudi Arabia Iraq Syria Iran Kuwait Qatar Oman U.A.E Yemen Total in the Middle East 14

CIS: building a position through numerous projects Shtokman Kharyaga BTC Shah Deniz Kashagan Shatsky Vankor 15 * stake increased from 16.7% to 20.4% pending finalization of agreements Russia Kharyaga PSC (50%): Phase II on-stream Vankor: discussions with Rosneft Shatsky (50%): shot seismic, exploration to follow Shtokman: technical studies and discussions to create a consortium Kazakhstan Kashagan (20.4%*): pending approval of the development plan Azerbaijan Shah Deniz (10%) Pipelines BTC project: 5% interest Participating in studies of alternative routes from Kazakhstan

Successful development and start-up Achieved production level at 200 kb/d (EHO) 35-year concession Potential to increase production SAGD* pilot program successful Preparing for Phase I (? 25 kb/d) Promising technology High potential for reserves Sincor (47%) - Venezuela Athabasca - Surmont (43.5%) - Canada Heavy oil: adding long-term assets to the portfolio SAGD technology * SAGD: Steam Assisted Gravity Drainage 16

LNG business growing rapidly Major player in the Asian market Middle East developments to supply markets in Asia, Europe and US Strong production growth ensures role as a major Atlantic Basin supplier LNG (net sales for Total*) 5.7 Mt in 2002 10 Mt in 2007(e) primary routes Total participation potential project * excluding trading 17 Southeast Asia Bontang Atlantic Basin Bonny LNG Snohvit Middle East Qatargas Adgas Oman LNG

Downstream

1 2 3 1994 1996 1998 2000 2002 Continued improvement of European refining $/b * derived from Solomon Associates' cash margin (« cash margin » = gross margin - variable costs - fixed costs, before tax and overhead charges) adjusted for the variance in European refining margin (TRCV) Continued productivity gains in the industry Better valorization of refined products and feedstocks Lower fixed and variable costs Total, the largest European refiner, outperforms the industry average despite the impact of 2002 turnarounds Western European refineries European refineries of Total « Cash margin index*» 18

Upgrading European refineries to new fuel standards Donges CAPEX not yet committed for 10 ppm production CAPEX committed for 10 ppm production 10 ppm production available Tax incentives in place or anticipated for 10 ppm consumption ** Cepsa Rome Provence Feyzin Grandpuits Leuna Immingham Milford Haven Antwerp Normandy Huelva** Algesiras** 2005 specs: all refineries currently able to produce 50 ppm sulfur content fuel 2009 specs: progressive adaptation of system to 10 ppm sulfur content fuel demand Objective: respond rapidly to market demand Investments phased in through 2008 Investments required to meet new specs limited to $1/ton/year* of annual capacity Benefit of the refining hub system Benefit of integration with petrochemicals Vlissingen * for the period 2000-2008 Flandres 19

Marketing: network competitiveness reinforced Switzerland - Hungary Czech Republic Marginal positions Networks sold Gaining market share through Total-Elf segmentation strategy Close 650 marginal stations by 2005 France Cepsa: expand non-fuel sales in 100 service stations Spain Concentrate network on high throughput stations (2003-05 plan) Reduce number of stations by 30% Market share: targeting 9% in 2005 vs 10% in 2003 United Kingdom Strengthen position (swap with Shell) Market share: target 10% Germany 20

Objective: Position TOTAL as the premier service station brand throughout Europe 12,000 stations rebranded to the new TOTAL colors by end of 2004 40% of the program complete by end of 2003 Cost limited to 60 M&128; Opportunity to modernize stations (C-stores) and standardize network Leverage new corporate identity to increase brand recognition Brand unification helps to develop customer loyalty programs Opportunity to introduce new offerings and increase non-fuel sales Marketing: increasing visibility of the TOTAL brand 21

High profitability in favorable environment (2000, 2001, 1H03) Good resistance to weak environment (2002) Downstream ROACE Downstream: the best profitability among the majors * estimates based on data provided by the companies, excluding non-recurring items 22 Total max min majors* % annualized 5 10 15 20 2000 2001 2002 1H03

Chemicals

Chemicals: controlling capital employed * includes the Samsung JV Gross investments (B&128;) Divestments (B&128;) Strengthen capital discipline Divestment program confirmed at 500 M&128;/year on average 23 0.5 1.0 1.5 2000 2001 2002 2003(e)* average 2004-2007(e) average 2000-2003(e) -1,0 -0,5 0,0 2000 2001 2002 2003(e) average 2004-2007(e) average 2000-2003(e) 1.0 0.5 0.0

Petrochemicals: rebalance the portfolio toward growth areas Polymer sales by Total North America 44% Asia 3% Europe 53% North America 37% Asia 13% Europe 50% + 6% /year Mt/year + 4% /year Asia Rest of world Polymer demand* * source: PTM estimates Europe and North America: concentrate on large-scale sites to lower breakeven Rebalance toward Asia, which is expected to account for 45% of the global growth in polymers between now and 2010 Finalized JV with Samsung in August 2003 2002 2007(e) Asie Europe Amerique du Nord Est 3 53 44 Asie Europe Amerique du Nord Est 13 50 37 24 50 100 2002 2010(e) 2002 2010(e)

Improving results in a competitive environment Example: Hutchinson Leading global position key to supply all large-scale industrial clients Strong organic growth stemming from product innovation (R&D: 5% of 2002 sales) Hutchinson: Automotive and Industrial activities * excluding non-recurring items Precision sealing systems Aerospace Fluid transfer systems Body sealing systems Antivibration-autos Transmission systems Europe 1 3 1 1 2 2 North America 3 3 5 5 2 Worldwide 2002 sales - Ranking 2 3 1 2 3 Operating income* 2.2 B&128; 1 1998 1999 2000 2001 2002 base 100 25

Increasing results despite difficult economic conditions Example: Adhesives Bostik and Ato-Findley merger generating synergies Portfolio of well-known brand names Targeted acquisitions delivering synergies and rapid pay-outs * excluding non-recurring items Asia 10% Europe 60% North America 30% asie pacifique Europe ameriques Est 10 60 30 26 Bostik Findley #2 worldwide 2002 sales: 1.1 B&128; base 100 1998 1999 2000 2001 2002 Operating income*

Chemicals: restructuring to improve competitiveness

	Main closures announced (2001-2003)	Main reinforcements
Petrochemicals	▪ Lacq steamcracker ▪ 3 units and 2 PE lines	▪ New PP line at Feluy ▪ New PE line at Antwerp
Intermediates	▪ 6 units, 3 sites (fluoride, thiochemicals, additives, EVA)	▪ Debottlenecking at Pierre-Bénite ▪ New unit at Zaramillo
Specialties	▪ 25 sites (resins, adhesives, electroplating)	▪ Concentrating production in fewer, larger sites ▪ Electroplating partially relocated to Asia

Impact of productivity programs implemented since 2000:
+ 250 M€ on 2003(e) operating income

Expected additional impact of announced programs:
+ 250 M€ recurring annual benefit from 2005

27 Investor Relations - 30292

TOTAL

Outlook

Total's commitment to social and environmental responsibility Balance economic performance and broader responsibility First CSR report Ethics: a corporate fundamental Corporate governance enhanced Better management of hydrocarbon reserves Improving product quality and product life-cycle Developing renewable energies (solar, wind, biofuels) Commitment to reduce our environmental footprint Responsibility to better integrate our activities with host communities 28

Sustain investment program to drive strong and profitable growth Maintain similar level of investments over the coming years and priority to Upstream * based on budget of 1&128; = 1$ Between 1999 and 2003(e): Increased production 23% Improved underlying profitability 2003 investments in line with budget of 8.7 B$* Investments 5 10 1999 2000 2001 2002 2003(e) average 1999-2002 B$ Corporate Chemicals Upstream Downstream 29

Further increase share of Upstream in capital employed 2000 2002 2007(e) year-end capital employed 27% 29% 44% 26% 26% 48% 20% 20% 60% Amont Aval Chimie Est 44 27 29 Amont Aval Chimie Est 48 26 26 Amont Aval Chimie Est 60 20 20 Downstream Upstream Chemicals 30

Strategy for growth and improved profitability Upstream Grow production primarily through giant fields Geographic and technological diversity of projects Maintain low technical costs Downstream Upgrade refining system in response to changing markets Further strengthen the leadership position in European marketing Chemicals Strengthen petrochemicals and specialties 2002 ROACE Total 15 % Shell 14 % ExxonMobil 13.5 % BP 13 % ChevronTexaco 3 % ROACE reported by companies (includes non-recurring items for ChevronTexaco) 31 Returns now at the highest level of the industry Underlying profitability continuing to improve

Total will continue to simultaneously Deliver strong organic growth Pursue a dynamic dividend policy Buy back shares and also has the ability to seize opportunities for additional investments if they offer attractive returns Combining strong growth and financial discipline Strict return criteria maintained for investment decisions Large and diversified portfolio of projects fueling the highest organic growth among the majors Ample financial flexibility Strong cash flow Gearing of 27% at June 30, 2003 More than 5 B&128; of medium-term committed lines of credit available Significant reserve of value (Sanofi-Synthelabo stake valued at 9 B&128;) 32

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of crude oil and petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company's financial results is provided in documents filed by the Group and its affiliates with the French Commission des Operations de Bourse and the US Securities and Exchange Commission. Total reports the impact on income of non-recurring items, consisting of incomes and charges for the period, which are unusual or significant in nature. Items from incomes from business segments excluding non-recurring items, and net income per share excluding non-recurring items, presented in financial communications (operating income from business segments excluding non- recurring items, net operating income from business segments excluding non-recurring items and net income excluding non- recurring items) and in the footnotes to the financial statements of the Group containing segment data are non-GAAP measures obtained by excluding the non-recurring items described above from the GAAP figures. They are presented in order to facilitate the analysis of financial performance and the comparison of income between periods. Disclaimer